COMMENTS RECEIVED ON 09/09/2019

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity International Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 475

1)

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure, and credit quality to attempt to replicate the returns of the Bloomberg Barclays Global Aggregate ex-USD Float Adjusted RIC Diversified Index (USD Hedged) using a smaller number of securities.”

C:

The Staff requests we describe the credit quality and maturity policy of the fund and the index.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular credit quality or maturity. In addition, we are not aware of a requirement to disclose the credit quality or maturity policy of a third-party index. We believe the description provided for the fund’s Bloomberg Barclays (a third party) index, as provided in the “Investment Details” section, is sufficient. Accordingly, we have not modified the disclosure.

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If the fund or index includes below investment grade debt, the Staff requests we disclose that in the principal strategies section, include “junk bonds” in the description, and add corresponding risks.

R:

Because the fund does not have a principal investment strategy of investing in junk bonds, we respectfully decline to include this disclosure in the principal investment strategies section. We also note that the risks associated with investing in junk bonds are described in “Issuer−Specific Changes” and, therefore, believe that the addition of a separate risk factor for this type of investment would be duplicative.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, it is valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

5)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.”

C:

The Staff requests that we provide separate risk disclosure for emerging markets, if securities of emerging markets issuers will be a significant part of the portfolio.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that its current strategy and risk disclosures are appropriate.

6)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund will invest more than 25% of its total assets in securities of issuers in a particular industry to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

C:

The Staff questions whether the index is currently concentrated in an industry or group of industries and, if so, requests we disclose and add risks.

R:

Based on the publicly available information on the fund’s underlying index, the identified index is not currently concentrated in any single industry. Accordingly, we have not modified the disclosure.

7)

“Additional Information about the Index” (prospectus)

C:

The Staff requests we file the license arrangement as an exhibit to the registration statement pursuant to Item 28(h) of Form N‐1A.

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement.